SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	December	2012
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	RESEARCH IN MOTION REPORTS THIRD QUARTER FISCAL 2013 RESULTS

DOCUMENT 1

December 20, 2012
FOR IMMEDIATE RELEASE

RESEARCH IN MOTION REPORTS THIRD QUARTER FISCAL 2013 RESULTS

Waterloo, ON – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM), a world leader in the mobile communications market, today reported third quarter results for the three months ended December 1, 2012 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).

Highlights:
•	Cash increase of approximately $600 million to $2.9 billion
•	Cash flow from operations was approximately $950 million
•	Revenue of $2.7 billion
•	GAAP net income from continuing operations of $14 million, or $0.03 per share diluted, including a $166 million favorable tax settlement
•	Adjusted net loss of $114 million, or $0.22 per share diluted
•	BlackBerry subscriber base of approximately 79 million users
•	Shipments of 6.9 million smartphones and 255,000 PlayBooks
•	RIM's Chief Information Officer, Robin Bienfait, announces retirement

Q3 Results
Revenue for the third quarter of fiscal 2013 was $2.7 billion, down 5% from $2.9 billion in the previous quarter and down 47% from $5.2 billion in the same quarter of fiscal 2012.  The revenue breakdown for the quarter was approximately 60% for hardware, 36% for service and 4% for software and other revenue.  During the quarter, RIM shipped approximately 6.9 million BlackBerry smartphones and approximately 255,000 BlackBerry PlayBook tablets.

GAAP net income for the quarter from continuing operations was $14 million, or $0.03 per share diluted.  GAAP net income for the quarter, including loss from discontinued operations, was $9 million, or $0.02 per share diluted, compared with the GAAP net loss of $235 million, or $0.45 per share diluted, in the prior quarter and a GAAP net income of $265 million, or $0.51 per share diluted, in the same quarter last year.

Adjusted net loss for the third quarter was $114 million, or $0.22 per share diluted. Adjusted net loss and adjusted diluted loss per share exclude the impact of pre-tax charges of $55 million ($38 million on an after-tax basis) related to the Cost Optimization and Resource Efficiency (“CORE”) program and excludes the impact of an income tax benefit of $166 million. These impacts on GAAP net income from continuing operations and diluted earnings per share are summarized in the table below.

“RIM continued to execute on its product roadmap plans and to deliver on key financial metrics as it gets set for the global launch of BlackBerry 10,” said Thorsten Heins, President and CEO. “During the third quarter, we continued to demonstrate our strong financial position, generating $950 million in cash flow from operations, and increasing our cash position significantly to more than $2.9 billion. More than 150 carriers are currently completing technical acceptance programs for the first BlackBerry 10 products, and beta trials of BlackBerry Enterprise Service 10 are underway at more than 120 enterprises including 64 Fortune 500 companies.  This is an exciting time and our carrier partners, application developers and employees are all looking forward to unveiling the innovation and excitement of BlackBerry 10 to our customers on January 30, 2013.”

RIM also announced today that Robin Bienfait, Chief Information Officer for RIM has made the decision to retire at the end of this year following 6 years of service to the Company.  Robin has committed to continue supporting RIM in an advisory capacity to enable a smooth launch and seamless transition.

Under Robin's watch, the BlackBerry service infrastructure has grown from 47 petabytes per year to more than 33 petabytes per month at the same time as the internal corporate infrastructure for RIM has grown at a remarkable pace.  Robin joined RIM in the beginning of 2007 with the mandate to take RIM’s BlackBerry data services infrastructure from a single presence in Canada to a distributed model connecting to over 650 carrier partners worldwide.  In addition, over this past year, Robin has led RIM’s Enterprise business unit focused on enabling services for Enterprise customers and preparing for the launch of the BlackBerry 10 platform. Robin has led a distinguished career.  Before joining RIM, Robin held a number of senior leadership positions at AT&T and Bell Labs for over 22 years.

“Robin has been an outstanding CIO and has built a world class organization.  Her team has diligently prepared us for the launch of BlackBerry 10 and beyond, and I will remain deeply grateful for her leadership and commitment,” said Thorsten Heins, President and CEO of Research In Motion.

Outlook
The Company expects that there will be continued pressure on operating results as it gets set to launch its BlackBerry 10 platform in the fourth quarter. The Company intends to continue to consider using pricing initiatives on BlackBerry 7 devices and service fees in some markets as a way to maintain our subscriber base and drive more BlackBerry users. The timing of the BlackBerry 10 launch event for January 30, 2013 could also impact sales of current BlackBerry 7 products as some customers may defer purchasing decisions and wait for BlackBerry 10 devices. All these factors are expected to impact unit volumes, subscribers, margins and service fees. In addition, the company will be significantly increasing its marketing spending this quarter as expected, to support the global launch of BlackBerry 10, and the Company expects to report an operating loss for the fourth quarter. Further details about the Company’s outlook will be discussed on the conference call and live webcast to be held beginning at 5 pm ET today, information for which is set forth below.

Reconciliation of GAAP net income and diluted earnings per share from continuing operations to adjusted net loss and adjusted diluted loss per share from continuing operations:
(United States dollars, in millions except per share data)

	For the quarter ended December 1, 2012
	Net income (loss) from continuing operations (net of income tax)	Diluted earnings (loss) per share from continuing operations (net of income tax)
As reported	$14	$0.03

Adjustment
CORE Program (net of tax)(1)	38	0.07
Income Tax Benefit(2)	(166)	(0.32)

Adjusted	$(114)	$(0.22)

Note: Adjusted net loss and adjusted diluted loss per share from continuing operations do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of adjusted net loss and adjusted diluted loss per share from continuing operations enables the Company and its shareholders to better assess RIM’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of RIM’s GAAP results.

(1)
As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. During the third quarter of fiscal 2013, the Company incurred approximately $55 million in total pre-tax charges related to the CORE program. Substantially all of the pre-tax charges are related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs. During the third quarter of fiscal 2013, pre-tax charges of approximately $32 million were included in cost of sales, charges of approximately $4 million were included in research and development and charges of approximately $19 million were included in selling, marketing, and administration expenses. Additional charges for headcount related costs associated with the CORE program will also be incurred in subsequent quarters.

(2)
Reflects the favorable impact of the settlement of uncertain income tax positions, including related interest and foreign exchange gains, the Company recorded in the third quarter of fiscal 2013 that resulted from the restructuring of RIM’s international operations

Conference Call and Webcast
A conference call and live webcast will be held beginning at 5 pm ET, December 20, 2012, which can be accessed by dialing-1-800-814-4859 (North America), (+1)416-644-3414 (outside North America), or through your personal computer or BlackBerry® PlayBook™ tablet at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing (+1)416-640-1917 and entering pass code 4501370#. A replay of the webcast will be available on your personal computer or BlackBerry PlayBook tablet by clicking the link above. This replay will be available until midnight ET, January 3, 2013.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Nick Manning RIM Media Relations (519) 597-6612 nmanning@rim.com	Investor Contact: RIM Investor Relations (519) 888-7465 investor_relations@rim.com

###

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: RIM’s plans and expectations relating to the global launch of BlackBerry 10, including the timing of the January 30, 2013 launch event; RIM’s expectation that there will be continued pressure on operating results in the fourth quarter of fiscal 2013; RIM's intention to continue to use pricing initiatives to maintain its subscriber base and drive more BlackBerry users; the anticipated impact of the timing of the BlackBerry 10 launch on sales of current BlackBerry 7 products; expectations regarding lower unit volumes, subscribers, margins and service fees; anticipated marketing spending in the fourth quarter of fiscal 2013; the Company’s current expectation that it will report an operating loss in the fourth quarter of fiscal 2013; and the Company's anticipated cash position in the fourth quarter of fiscal 2013.  The terms and phrases “continued", "get set", "completing", "underway", "looking forward", "expects", "intends", "drive", "could", "may", "will", "anticipates", and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, including the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues including risks related to the anticipated decline in RIM’s infrastructure access fees and RIM’s ability to mitigate the impact of such decline on its consolidated revenues; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes and headcount reductions; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries.  All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	December 1, 2012	September 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011

Revenue	$2,727	$2,861	$5,166	$8,396	$14,242
Cost of sales	1,897	2,117	3,759	6,036	9,067
Gross margin	830	744	1,407	2,360	5,175

Gross margin %	30.4%	26.0%	27.2%	28.1%	36.3%

Operating expenses
Research and development	393	366	366	1,126	1,170
Selling, marketing and administration	487	556	567	1,589	1,954
Amortization	180	180	146	533	419
Impairment of goodwill	-	-	-	335	-
	1,060	1,102	1,079	3,583	3,543

Operating income (loss)	(230)	(358)	328	(1,223)	1,632

Investment income, net	18	-	2	21	16

Income (loss) from continuing operations before income taxes	(212)	(358)	330	(1,202)	1,648

Provision for (recovery of) income taxes	(226)	(129)	65	(480)	359

Income (loss) from continuing operations	14	(229)	265	(722)	1,289

Loss from discontinued operations, net of tax	(5)	(6)	-	(22)	-

Net income (loss)	$9	$(235)	$265	$(744)	$1,289

Earnings (loss) per share

Basic and diluted earnings (loss) per share from continuing operations	0.03	(0.44)	0.51	(1.38)	2.46

Basic and diluted loss per share from discontinued operations	(0.01)	(0.01)	-	(0.04)	-

Total basic and diluted earnings (loss) per share	$0.02	$(0.45)	$0.51	$(1.42)	$2.46

Weighted-average number of common shares outstanding (000’s)
Basic	524,160	524,160	524,139	524,160	524,079
Diluted	524,852	524,160	524,139	525,541	524,279
Total common shares outstanding (000's)	524,160	524,160	524,160	524,160	524,160

Research In Motion Limited
Incorporated under the Laws of Ontario
 (United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	December 1, 2012	March 3, 2012

Assets
Current
Cash and cash equivalents	$1,910	$1,516
Short-term investments	821	247
Accounts receivable, net	2,174	3,062
Other receivables	366	486
Inventories	457	1,027
Income taxes receivable	333	135
Other current assets	478	356
Deferred income tax asset	217	195
Assets held for sale	70	32
	6,826	7,056

Long-term investments	207	337
Property, plant and equipment, net	2,493	2,748
Goodwill	-	304
Intangible assets, net	3,113	3,286
	$12,639	$13,731

Liabilities
Current
Accounts payable	$661	$744
Accrued liabilities	1,844	2,382
Deferred revenue	555	263
	3,060	3,389

Deferred income tax liability	225	232
Income taxes payable	12	10
	3,297	3,631

Shareholders’ Equity
Capital stock and additional paid-in capital	2,417	2,446
Treasury stock	(242)	(299)
Retained earnings	7,169	7,913
Accumulated other comprehensive income (loss)	(2)	40
	9,342	10,100
	$12,639	$13,731

Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Statements of Cash Flows

	For the nine months ended
	December 1, 2012	November 26, 2011

Cash flows from operating activities
Net income (loss) from continuing operations	(722)	1,289
Net loss from discontinued operations	(22)	-
Net income (loss)	$(744)	$1,289

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Amortization	1,524	1,134
Deferred income taxes	(15)	5
Income taxes payable	2	(17)
Stock-based compensation	63	63
Impairment of goodwill	335	-
Other	25	17
Net changes in working capital items	903	(634)
Net cash provided by operating activities	2,093	1,857

Cash flows from investing activities
Acquisition of long-term investments	(200)	(166)
Proceeds on sale or maturity of long-term investments	180	366
Acquisition of property, plant and equipment	(325)	(713)
Acquisition of intangible assets	(770)	(1,178)
Business acquisitions, net of cash acquired	(105)	(226)
Acquisition of other assets	-	(779)
Acquisition of short-term investments	(837)	(137)
Proceeds on sale or maturity of short-term investments	392	462
Net cash used in investing activities	(1,665)	(2,371)

Cash flows from financing activities
Issuance of common shares	-	9
Tax deficiencies related to stock-based compensation	(10)	(2)
Purchase of treasury stock	(25)	(150)
Net cash used in financing activities	(35)	(143)
Effect of foreign exchange gain (loss) on cash and cash
equivalents	1	(16)

Net increase (decrease) in cash and cash equivalents for the period	394	(673)
Cash and cash equivalents, beginning of period	1,516	1,791
Cash and cash equivalents, end of period	$1,910	$1,118

As at	December 1, 2012	September 1, 2012

Cash and cash equivalents	$1,910	$1,506
Short-term investments	821	554
Long-term investments	207	278
	$2,938	$2,338

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	December 21, 2012	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Financial Officer